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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549
                            -------------------------


                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          HOLLINGER INTERNATIONAL INC.
                                (Name of Issuer)

                          HOLLINGER INTERNATIONAL INC.
                      (Name of Person(s) Filing Statement)

                         9-3/4% PRIDES Depositary Shares
               (representing Series B Convertible Preferred Stock)
                         (Title of Class of Securities)

                                    435569207
                      (CUSIP Number of Class of Securities)

                              Mark S. Kipnis, Esq.
                          Hollinger International Inc.
                           Chicago Sun-Times Building
                             401 North Wabash Avenue
                                Chicago, IL 60611
                                 (312) 321-2299

                                    Copy to:
                          William P. Rogers, Jr., Esq.
                             Cravath, Swaine & Moore
                       825 Eighth Avenue - Worldwide Plaza
                            New York, New York 10019
                                 (212) 474-1000


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  July 8, 1998


     (Date Tender Offer First Published, Sent, or Given to Security Holders)

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         Transaction Value*                     Amount of Filing Fee*
--------------------------------------------------------------------------------
           $326,671,875                               $65,334.38
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      *The Transaction Value, calculated solely for purposes of determining the filing fee is equal to 20,700,000 (the maximum number of PRIDES for which the offer is made multiplied by the average ($15.78125) of the high and low prices of a PRIDES on the New York Stock Exchange on July 2, 1998. The filing fee, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, is calculated as one-fiftieth of one percent of the Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                           Exhibit Index is on page 5

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ITEM 1.  SECURITY AND ISSUER.

(a) The name of the issuer is Hollinger International Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 401 North Wabash Avenue, Chicago, Illinois 60611.

(b) The class of securities to which this statement relates is the Company's 9-3/4% PRIDES Depositary Shares (the "PRIDES"). Each PRIDES represents one-half share of the Company's Series B Convertible Preferred Stock, par value $0.01 per share. As of June 30, 1998, there were 20,700,000 PRIDES outstanding. The Company is inviting holders to tender PRIDES to the Company in exchange for 0.92 shares of Class A Common Stock, $0.01 par value per share (the "Class A Common Stock") of the Company for each PRIDES, pursuant to the Offering Circular dated July 8, 1998 (the "Offering Circular") and the related Letter of Transmittal (which together constitute the "Exchange Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are herein incorporated by reference. All PRIDES properly tendered (as determined by the Company in accordance with the Offering Circular) and not withdrawn will be exchanged for Class A Common Stock upon the terms and subject to conditions of the Exchange Offer. To the best of the Company's knowledge, no PRIDES are to be purchased from any officer, director or affiliate of the Company.

(c) Reference is hereby made to the information set forth under the caption "Market and Price Ranges of Class A Common Stock and PRIDES" in the Offering Circular, which Section is incorporated herein by reference.

(d) Not applicable.


ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference is hereby made to the information set forth under the captions "Unaudited Pro Forma Consolidated Financial Information," "Capitalization" and "The Exchange Offer" in the Offering Circular, which Sections are incorporated herein by reference.

(b) Not applicable.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATES.

Reference is hereby made to the cover page of the Offering Circular, the information set forth under the caption "The Exchange Offer--Certain Conditions of the Exchange Offer", "Market and Price Ranges of Class A Common Stock and PRIDES" and "Purposes and Effects of the Exchange Offer" in the Offering Circular, which Sections are incorporated herein by reference. Tendered PRIDES accepted for exchange by the Company will be retired.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) See the information set forth under the captions "Unaudited Pro Forma Consolidated Financial Information" and "Capitalization" in the Offering Circular, which Sections are specifically incorporated herein by reference.

(f) Not applicable

(g) Not applicable.

(h) and (i) The exchange of the PRIDES pursuant to the Exchange Offer will reduce the number of outstanding PRIDES and the number of holders of PRIDES. In the event that, as a result of the Exchange Offer, the aggregate market value of


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the publicly held PRIDES is less than $2,000,000, or the number of publicly held PRIDES is less than 100,000, the PRIDES would become eligible for removal from listing on the New York Stock Exchange, Inc. (the "NYSE"), although the NYSE may continue to list the PRIDES, if any, which remain outstanding after the consummation of the Exchange Offer. In the event that there are fewer than 300 holders of PRIDES, such securities would become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, pursuant to
Section 12(g)(4) thereof.

(j)  Not applicable.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

None.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

None.


ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

None.


ITEM 7.  FINANCIAL INFORMATION.

(a)(1) The audited consolidated financial statements for the years ended December 31, 1996 and 1997, are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, attached hereto as Exhibit (g)(1), which is incorporated herein by reference.

(a)(2) The unaudited condensed consolidated balance sheets and comparative year-to-date condensed consolidated statements of operations and condensed consolidated statements of cash flows and related earnings per share amounts are included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, attached hereto as Exhibit (g)(2), and are incorporated herein by reference.

(a)(3) The ratios of earnings to fixed charges, which are included under the caption "Selected Historical Consolidated Financial Data" in the Offering Circular, are incorporated herein by reference.

(a)(4) The book values per share, which are included under the caption "Selected Historical Consolidated Financial Data" in the Offering Circular, are incorporated herein by reference.

(b)(1) Selected balance sheet items, on a pro forma basis, as of December 31, 1997, and March 31, 1998, which are included under the caption "Unaudited Pro Forma Financial Information" in the Offering Circular, are incorporated herein by reference.

(b)(2) The pro forma income statement, earnings per share amounts and ratios of income to fixed charges for the year ended December 31, 1997, and the three months ended March 31, 1998, which are included under the caption "Unaudited Pro Forma Financial Information" in the Offering Circular, are incorporated herein by reference.

(b)(3) The pro forma book value per common share as of December 31, 1997, and March 31, 1998, which are included under the caption "Unaudited Pro Forma Financial Information" in the Offering Circular, are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

(a)  Not applicable.


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(b) Reference is hereby made to "The Exchange Offer--Certain Legal Matters;
Regulatory and Foreign Approvals" of the Offering Circular, which Section is incorporated herein by reference.

(c) Reference is hereby made to "Purposes and Effects of the Exchange Offer" of the Offering Circular, which Section is incorporated herein by reference.

(d)  None.

(e) Reference is hereby made to the Offering Circular and the Letter of Transmittal, which are each incorporated herein by reference in their entirety.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offering Circular dated July 8, 1998.

(a)(2) Letter of Transmittal (together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(3)   Notice of Guaranteed Delivery.

(a)(4) Letter from the Company's Chairman of the Board and Chief Executive Officer to holders of PRIDES dated July 8, 1998.

(a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(6) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their clients.

(a)(7)   Text of press release dated June 29, 1998.

(a)(8)   Text of press release dated July 8, 1998.

(b)      Not applicable.

(c)      None.

(d)      None.

(e)      Not applicable.

(f)      None.

(g)(1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

(g)(2) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998.



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                                    SIGNATURE



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    HOLLINGER INTERNATIONAL INC.




July 8, 1998                        By:/s/ Mark S. Kipnis
                                       --------------------------
                                       Name:  Mark S. Kipnis
                                       Title: Vice President and
                                              Secretary


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                                  EXHIBIT INDEX



EXHIBITS                                                                                                    PAGE


(a)(1)   Offering Circular dated July 8, 1998.............................................................

(a)(2)   Letter of Transmittal (together with Guidelines for  Certification of
              Taxpayer Identification Number on  Substitute Form W-9).....................................

(a)(3)   Notice of Guaranteed Delivery....................................................................

(a)(4)   Letter from the Company's Chairman of the Board and Chief Executive Officer to
         holders of PRIDES dated July 8, 1998.............................................................

(a)(5)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
              and Other Nominees..........................................................................

(a)(6)   Form of Letter from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees to their clients.........................................

(a)(7)   Text of press release dated June 29, 1998........................................................

(a)(8)   Text of press release dated July 8, 1998.........................................................

(g)(1)   Annual Report on Form 10-K of Hollinger International Inc. for the year ended December 31, 1997 (File No. 001-14164)...............................................*

(g)(2)   Quarterly Report on Form 10-Q of Hollinger International Inc. for the
              three months ended March 31, 1998 (File No. 001-14164).....................................*

--------
   * Incorporated by reference.

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